Mail Stop 3561

October 24, 2005


Via U.S. Mail

Mr. R. Jordan Gates
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle Washington, 98104


	RE:	Expeditors International of Washington, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-13468

Dear Mr. Gates:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16
Critical Accounting Estimates, page 17

1. Your critical accounting policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. In future filings please expand your discussion to identify the risks associated with your critical accounting policies, analyzing to the extent possible factors such as:
* How the company arrived at the estimate;
* How accurate the estimate/assumption has been in the past;
* Whether the estimate/assumption is reasonably likely to change in the future; and
* Evaluate the sensitivity to change of critical accounting policies.
For example, discuss and quantify the sensitivity of the company`s stock compensation assumptions and the effect of reasonably possible changes on the company`s financial condition and operating performance.


Liquidity and Capital Resources, page 22

2. We note your disclosures of cash used in investing activities, including cash paid for capital expenditures. We also note your May
17, 2004 Form 8-K discussion of free cash flow. Please consider supplementing your Form 10-K disclosures to provide the amount of capital expenditures related to expansion of your business and those related to maintaining your existing business activities.


Form 8-K dated November 11, 2004
Question 2

3. We note your response to question 2 indicates that when you calculate your deferred taxes, you do so using the "tax rate that the entity eventually expects to pay." Please clarify for us or in your filing your accounting for current and deferred taxes including rates that you apply. Note that only currently enacted tax rates should be used in the calculations.


*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at
(202)
551-3380 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

??

??

??

??

Mr. R. Jordan Gates
Expeditors International of Washington, Inc.
October 24, 2005
Page 1